

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2018

Robert Grosshandler
President
iConsumer Corp.
73 Greentree Drive, #558
Dover, Delaware 19904

> **Re: iConsumer Corp.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 27, 2018**
> **File No. 024-10795**

Dear Mr. Grosshandler:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed 3/27/2018

Letter to Prospective Shareholders, page 4

1.   We note your changes in response to our prior comment 9. Further revise your disclosure here to caution potential investors that your own token offering will require a substantial amount of money that you currently do not have, will require a significant amount of time to develop and will not occur in the forseeable future.

Risk Factors
The company is depending on the incentive of ownership in the company to attract customers, page 7

2.   We note your response to our prior comment 1. Tell us how the adjustment to the relative split between stock and Bitcoin during the pendency of the offering is permitted by

Regulation A. We note that Regulation A does not permit "at the market" offerings, and as your response indicates, you intend to adjust the relative split of stock and Bitcoin per transaction based upon the current market price of your preferred stock. We further note that your preferred stock only began trading on the OTCQB on December 1, 2017.

Using Bitcoin as compensation creates speculative risk, page 9

3.   We note that Bitcoin gets credited to a Member's account at the time of a purchase; therefore the conversion from the rebate percentage amount of the sale of goods to Bitcoin takes place months before a Member can sell his or her Bitcoin. In addition to the speculative risk for the Company, highlight the speculative risk to the Member of a significant drop in the value of Bitcoin between the time of the reward and the time a Member may transfer his or her Bitcoin.

Plan of Distribution, page 13

4.   We note your response to our prior comment 4. Please further explain in Plain English (possibly using an example) how the Company assumes all the risk of a drop in value of Bitcoin or Ether tendered as consideration for the purchase of shares. For example, if an investor on Day 1 tenders enough Bitcoin to purchase $10,000 in shares, but the price of Bitcoin drops in relation to the dollar before the subscription is accepted, does the investor still receive $10,000 in shares? Would or could the Company refuse to accept the tender in such a situation to avoid the loss on the purchase? In addition, explain how your plans to have multiple closings affects the investment risk for purchasing with Bitcoin or Ether. For example, clarify whether the Company could delay a closing of share purchases from investors using cryptocurrency until the price of either cryptocurrency is favorable to the Company while closing on purchases from investors tendering cash for the purchase of shares.

5.   We note your response to our prior comment 3 and are unable to agree, for the reasons we outline in comment 9 below. For example, it appears that a Member residing in Texas could have earned, and could continue to earn, shares for his or her purchases. Explain how this is not an offering and sale of sale of securities in any state where a Member is capable of receiving a reward for his or her purchase of goods via the Company's consumer platform.

Investors' Tender of Funds, page 14

6.   We note your disclosure that you may have multiple closings for the offering. Explain why. We note that you characterize the receipt of funds from the Escrow agent or an investor as a "Closing." Explain when you will accept funds directly from an investor instead of from the Escrow Agent. Explain the statement: "The Company will hold a Closing within 30 calendar days after successful due diligence."

The Incentive Program, page 15

7.   We note your response to our prior comment 7. Revise the disclosure accompanying your screen shots to clarify that the "5% of their shopping earnings for life" reference is payable solely in Bitcoin. Confirm through additional disclosure in your examples that the Bitcoin is awarded to George every time Jody shops and how the 5% is calculated, when it is converted from cash to Bitcoin and credited to George's account and when George may transfer the Bitcoin. Clarify whether George continues to earn shares and Bitcoin for any Member that is referred by Jody.

General

8.   Include a new risk factor highlighting the risk that Bitcoin investors could use the Company's rewards program to speculate in Bitcoin to the detriment of the Company. For example, a Bitcoin investor could become a Member through the purchase of goods via the Company's consumer platform. At the time of purchase, the Bitcoin investor/Member would know how much Bitcoin he or she would be entitled to. Prior to the period permissible for returns, the Bitcoin investor/Member could track the price of Bitcoin relative to the dollar and if the dollar value of Bitcoin drops significantly, the Bitcoin investor/Member could return the goods purchased and unwind the transaction leaving the Company vulnerable to the Bitcoin loss if the Company does not effectively hedge its Bitcoin exposure.

9.   We note your statement in response to our prior comment 8 and are unable to agree. Members continue to earn shares in consideration of their purchases (and have done so since May 23, 2017). While the shares were not transferred to Members' accounts, Members were clearly offered shares during this period, and after they made purchases, they were awarded shares that they could track on the their ledgers on the Company's website.   Tell us why delivery of the shares constitutes the time of sale under Section 5 of the Securities Act of 1933, in light of the fact that a Member has, prior to delivery, already completed the purchase that results in the shares being awarded.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,

Robert Grosshandler
iConsumer Corp.
April 3, 2018
Page 4

Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

                                            Division of Corporation Finance
                                            Office of Telecommunications

cc: Jeanne Campanelli